Exhibit 99.1

Baosheng Signed Non-Binding MOU with Zhongcheng Kexin to jointly build an AI full-scenario marketing and service platform for scenic areas

Beijing, China, July 15, 2026 — Baosheng Media Group Holdings Limited (NASDAQ: BAOS) (“Baosheng” or the “Company”) today announced that it has entered into a non-binding memorandum of understanding (the ”MOU”) with Beijing Zhongcheng Kexin Technology Development Co., Ltd. (“Zhongcheng Kexin”), a provider of smart cultural-tourism and scenic-area digital solutions, to explore a strategic collaboration in the cultural tourism sector.

The MOU establishes a framework for potential cooperation. It does not create binding obligations to proceed, does not commit either party to a specified budget or spend, and is subject to the negotiation and execution of a definitive agreement. There can be no assurance that the parties will enter into a definitive agreement, that any collaboration will be implemented on the terms described here, or that the collaboration will generate revenue.

Under this contemplated collaboration, the parties would seek to integrate Baosheng’s capabilities in AI short-form video marketing, virtual human live streaming, intelligent traffic allocation and multimodal content generation with Zhongcheng Kexin’s capabilities in smart scenic-area infrastructure, VR panoramic services, visitor service systems and on-site operations, with the goal of offering an AI full-scenario service and marketing platform for tourist attractions and helping scenic areas upgrade from traditional information systems to AI-native models for customer acquisition, conversion and operations.

Baosheng views the MOU as an important step in advancing its AI commercialization and in extending its core AI short-form video marketing capabilities beyond brand and e-commerce use cases into the cultural tourism vertical. In its AI business roadmap, Baosheng has set internal aspirational goals, including a near-term target for AI-driven revenue to reach approximately 30% of total revenue and a medium-term target of approximately 65% within three years, while cultivating AI SaaS platform subscriptions, virtual human live-streaming system rentals and bespoke AI project revenue as potential key high-margin contributors. Given their high content density, strong user interaction, deep online-offline integration and broad geographic expansion potential, cultural tourism scenarios are expected to become a major new engine for accelerating the growth of Baosheng’s AI revenue share.

The Company is a China-based short-form video marketing service provider listed on Nasdaq in the United States. In recent years, it has clearly positioned itself as an AI-native short-form video marketing service provider.

Zhongcheng Kexin is a China-based provider of smart cultural-tourism and scenic-area digital solutions, with experience in ticketing systems, access control, visitor services, smart guiding, VR panoramas and operations management platforms for tourist sites. According to Zhongcheng Kexin, it has participated in a number of projects, including China Central Television, the Great Hall of the People, the National Maritime Museum, Langshan Scenic Area and Kaiping Diaolou Scenic Area. According to Zhongcheng Kexin, this track record demonstrates its strong capabilities in solution deployment and system delivery for large venues, government projects and core scenic locations. According to Zhongcheng Kexin, these achievements mean the contemplated partnership is built on scenic-area resources, an established client base and extensive experience in complex project execution, enhancing the credibility, recognition and replicability of the cooperation.

If the parties proceed to a definitive agreement, they expect to prioritize four key initiatives:

•         An AI intelligent service platform for tourist attractions, potentially covering AI Q&A, AI travel planning, AI travel companion, AI travel notes generation, photo recognition, data analytics and VR panoramic interaction to improve service efficiency and visitor experience.

•         An AI short-form video content factory for scenic areas, intended to enable low-cost, high-efficiency mass production of promotional videos, event clips, guiding materials and multilingual content.

•         Digital human IPs and a live-streaming marketing matrix for scenic areas, intended to strengthen year-round content supply and expand monetization scenarios such as ticketing, event promotion, cultural-creative product sales and membership operations.

•         Integration of VR panoramas with visitor data analysis to help scenic areas build an AI marketing hub that is measurable, replicable and continuously optimizable.

If the parties enter into a definitive agreement, Baosheng would seek to deeply integrate its existing short-form video traffic operation capabilities with Zhongcheng Kexin’s offline scenic-area data, on-site touchpoints and smart systems, with the goal of creating a closed loop of “online content seeding + AI-driven interaction and conversion + offline experience delivery + secondary marketing operations.” For the cultural-tourism industry, this model is expected to help scenic areas address challenges such as low content refresh efficiency, high online traffic acquisition costs, pronounced seasonality in visitor flows and limited secondary consumption. For Baosheng, it is expected to generate higher-frequency SaaS subscription revenue, more bespoke AI project income and vertical solutions that could be rapidly replicated across multiple scenic areas.

Baosheng’s management commented: “This MOU with Zhongcheng Kexin is a pivotal step in extending our AI-native short-form video marketing capabilities from brand and e-commerce use cases into the cultural tourism vertical. We believe tourist attractions are characterized by high content density, strong interaction needs and deep online-offline integration, making them highly suitable for scaled application of AI content generation, AI intelligent services and AI precision marketing. If more scenic-area clients come on board, we believe our cultural-tourism AI solution could gradually evolve into a new growth engine for BAOS, further reinforcing the market’s recognition of our AI platform attributes.”

Zhongcheng Kexin commented: “The smart upgrading of scenic areas has moved beyond the basic infrastructure stage and into a new phase where operational efficiency and traffic conversion are equally important. Through contemplated cooperation with Baosheng, we expect to deeply integrate scenic-area data assets, VR scenario capabilities and AI marketing technologies to help attractions upgrade from traditional service systems to smart cultural-tourism platforms with sustainable customer acquisition and monetization capabilities.”

If implemented, this contemplated strategic partnership could not only add new clients and project reserves, but more importantly provide Baosheng with a scalable vertical growth pathway. Compared with one-off project-based cooperation, a cultural-tourism AI solution that can be replicated across multiple scenic scenarios is intended to support growth in platform-based, subscription-based and high value-added bespoke revenues, enhancing the visibility and operating leverage of Baosheng’s AI business.

Baosheng intends to continue advancing the commercialization of the proposed BAOS AI platform in additional vertical scenarios and to provide disclosure regarding its AI-related business consistent with its obligations under applicable U.S. securities laws and Nasdaq rulesf. The Company believes that as AI technology, scenario resources and business models continue to converge, cultural tourism is poised to become another important growth pillar for Baosheng alongside short-form video marketing and digital human businesses.

About Baosheng Media Group Holdings Limited

Baosheng Media Group Holdings Limited is a China-based online marketing solutions provider focusing on short-form video and social-media performance marketing and is accelerating its transition towards an AI-native short-form video marketing technology provider. Built around the proposed BAOS AI platform, the company is developing capabilities include AI content generation, intelligent traffic allocation, digital human live streaming, user insight and overseas marketing.

About Beijing Zhongcheng Kexin Technology Development Co., Ltd

Zhongcheng Kexin is a China-based provider of smart cultural-tourism and scenic-area digital solutions, with businesses spanning ticketing, access control, smart guiding, VR panoramas, visitor service systems and operations management platforms. According to Zhongcheng Kexin, the company has participated in representative projects such as China Central Television, the Great Hall of the People, the National Maritime Museum, Langshan Scenic Area and Kaiping Diaolou Scenic Area, and has strong capabilities in scenario deployment and industry implementation.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.